UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Alpha'a, Inc.

Legal status of issuer

> *Form*
> C-Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> February 16, 2016

Physical address of issuer
157 Columbus Avenue, New York, NY 10023

Website of issuer
http://alphaainc.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Unites of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 13, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$6,255.00	$4,987.00
Cash & Cash Equivalents	$6,255.00	$4,987.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$105,758.00	$22,066.00
Cost of Goods Sold	$59,688.00	$4,481.00
Taxes Paid	$0	$0
Net Income	$(23,732.00)	$(63,130.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/ Manuela Seve
08C23313691044F...

(Signature)

Manuela Seve

(Name)

Chief Executive Officer

(Title)

December 13, 2019

Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Manuela Seve
08C23313691044F...

(Signature)

Manuela Seve

(Name)

Chief Executive Officer, Director, Chairman of the Board and President

(Title)

December 13, 2019

Date

/s/   **DocuSigned by:**

Renata Thome

—69F2B3C3CA5A4E9...

(Signature)

Renata Thome

(Name)

Chief Operating Officer, Director, Treasurer and Secretary

(Title)

December 13, 2019

Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

December 13, 2019

ALPHA'A, INC.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Alpha'a, Inc. ("**Alpha'a**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as investors ("**Investors**"). The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 13, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the portal of OpenDeal Portal LLC dba Republic (the "**Intermediary**"). Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-

looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://alphaainc.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/[alphaa].

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Alpha'a, Inc. is a Delaware corporation, incorporated on October 3, 2012.

The Company is located at 3950 Webster Street, Oakland, CA 94609.

The Company's website is https://Alpha'acars.com.

The Company has an office in New York and conducts business in the United States, Brazil and Europe.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/[alphaa] and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Target Amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	25,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*

Purchase price per Security	$1
Minimum investment amount per investor	$100+
Offering deadline	March 13, 2020
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.
+ The Company reserves the right to waive the minimum investment amount per investor.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Purchasers	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their

early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide services for the Company.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. For examples, we on suppliers for printing, framing and delivery of the art. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies fail to perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Manuela Seve and Renata Thome. The loss of such persons could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Copyright violations in the United States and worldwide may subject the Company to significant financial and reputational losses.
The Company is subject to copyright law in the United States, Brazil and Europe. Under U.S. copyright law, authors of original works of authorship that are tangibly fixed in a medium have a bundle of rights. The bundle includes the six economic rights of reproduction, preparation of derivative works, distribution, public performance, public display, and digitally transmitting sound recordings. If the work of authorship

is a work of fine art, the author also has moral rights. When any of these rights are infringed, the holder of the rights may bring a copyright lawsuit to enforce those rights. For example, an artist might sue the Company that used a copy of her art for something that is outside of the license. Also, the Company may be sued by third-parties which copyright rights have been infringed by the artists. As result, the Company may sustain significant financial and reputational losses.

Noncompliance with applicable federal and states consumer protection laws may subject the Company to significant financial and reputational losses.

In the United States a variety of laws at both the federal and state levels regulate consumer affairs. The Company needs to understand and comply with consumer protection laws, which requires spending significant resources and possibly paying penalties for noncompliance. If the Company fails to comply with consumer protection laws, it may sustain significant financial and reputational losses.

Changes in copyright and consumer protection laws could adversely impact our business.

Laws and regulations are subject to change, especially in developing countries, such as Brazil. The Company needs to stay ahead of the changes in the laws of the United States, Brazil and Europe, and comply with the new laws, when those are in effect. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the Company, including spending significant resources to comply with such requirements, and possibly paying penalties for noncompliance.

We may be subject to claims that arts listed on our website are counterfeit, infringing or illegal.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods or if legal changes result in us potentially being liable for actions by artists on our platform, we could face regulatory, civil, or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs or make our platforms less user-friendly. Moreover, public perception that counterfeit or other unauthorized items are common in our marketplaces, even if factually incorrect, could result in negative publicity and damage to our reputation.

We rely on freelance artists to generate the artwork and designs sold through our art and design marketplace. We may not be able to attract or retain enough artists to generate artwork and designs on a scale or of a quality sufficient to grow our business.

Our platform relies on artists to join our communities and contribute original artwork that they seek to sell or monetize through the sale of art prints. We rely on freelance artists to upload their unique art designs to our website, and we may not be able to attract or retain enough artists to generate artwork and designs on a scale or of a quality sufficient to grow our business. Furthermore, our competitors may attempt to attract members of our artist communities by offering compensation and revenue-sharing arrangements that we are unable to match. If we are unable to continue attracting artists to our platform, our revenues from sales of artwork and print-on-demand products will decrease, which would have a negative impact on our business, financial condition and results of operations.

If we are unable to attract new customers to our website and successfully grow our business, our financial condition and results of operations could be adversely affected.

The success of our website is dependent upon a number of factors, including:

- demand for these types of products and market acceptance of our products and services;
- our ability to attract and retain new customers;
- increased brand awareness and the reputation of our marketplaces;
- our ability to increase conversion rates and average order values;

- our ability to maintain the artist communities on our website and maintain their original artwork and designs;
- our ability to cost-effectively introduce and market new products on our website on a timely basis to address changing;
- consumption trends and consumer preferences and to differentiate us from our competitors;
- the success and competitiveness of new entrants into this highly competitive industry;
- competitive pricing pressures, including potential discounts offered to attract customers and reduced or free shipping;
- maintaining significant strategic relationships with our print-on-demand suppliers and ensuring the costs and quality of their products and the timeliness of our production cycle for our art and design marketplaces;
- disruptions in the supply-chain, production and fulfillment operations associated with the print-on-demand products sold through our art and design marketplaces;
- our ability to source reliable local vendors as we look to expand internationally;
- shipping disruptions or delays with the products sold through our online marketplaces;
- the return rate for products sold through our marketplaces;
- the overall growth rate of e-commerce and marketplaces;
- overall changes in consumer spending on discretionary purchases; and
- legal claims, including copyright and trademark infringement claims, right of publicity claims and product liability claims, which may expose us to greater litigation costs in the future as compared to historical levels.

If we are unable to successfully grow our platform, including as a result of lower customer growth or retention than expected, or if the revenue generated from initiatives related to our marketplaces is less than the costs of such initiatives, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to successfully drive traffic to our website and expand the customer base, our business, financial condition and results of operations would be adversely affected.
In order for our businesses to grow, we must attract new visitors and customers to our website and retain our existing visitors and customers. One of the key factors to growing our platforms is expanding our customer base. Our ability to attract new customers, some of whom may already purchase similar products from our competitors, depends in part on our ability to successfully drive traffic to our website using social media platforms, e-mail marketing campaigns and promotions, paid referrals and search. We may incur significant expenses related to customer acquisition and the net sales from new customers may not ultimately exceed the cost of acquiring these customers. Additionally, we believe that many of the new customers for our website originate from word-of-mouth and other non-paid referrals from existing customers. If we fail to deliver a differentiated consumer experience or if customers do not perceive the products sold through our website to be of high value and quality, we may have difficulty retaining our existing customers and attracting new customers through referrals and other channels, which would adversely impact our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to

retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks of the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not

have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities
The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or

16

substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects - to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore potential purchasers should not assume that they are guaranteed a return of their investment amount.

Certain Purchasers will receive additional rights related to the Crowd SAFE due to the size of their investment commitment.
Those Purchasers who, together with affiliates, purchase a Crowd SAFE with an aggregate face value of above $50,000, will have the right to participate in future offerings of the Company's capital stock – these Purchasers will also have the right to have their Crowd SAFE converted to a class of the Company's capital stock upon the next qualified equity financing. These rights are not shared by all Purchasers and may cause certain Purchasers to be able to maintain their position within the Company's capitalization or receive dividend distributions in manners and at time other Purchasers cannot.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

BUSINESS

Description of the Business
Alpha'a is a b2b marketplace connecting companies to visual arts. Our mission is to revolutionize the process of art consumption. Alpha'a licenses artwork from artists all over the world and dropships limited edition prints, certified through smart contracts. We're an enterprise platform providing our logistical network and standardized quality and finishes to large scale projects. Where designers and hotel owners can have access to standardized quality in limited edition prints cross border. Alpha'a's platform uses image recognition in order to suggest artwork according to the clients' requirements and create digital portfolios where our clients can track the value of their physical, original works and limited edition collections. Inventory free, making us the largest art gallery in the world while holding no art.

Business Plan
We plan to roll out projects throughout the whole real estate and prop tech industry, improving not only the design process but how people live and work. We will allow our clients to discover and collect in a faster and easier way but also keep track and trade their collections through our certification platform, alphaa.io.

The Company's Products and/or Services

Product / Service	Description	Current Market
Limited edition prints	Licensed artwork from artists worldwide produced and framed	Commercial and residential real estate, hospitality and interior designers

Competition
Art galleries and art advisers. Examples: Twyla, ArtStack and Paddle 8.

Customer Base
- Traditional real estate and proptech co-living companies such as AirBnB, Zeus Living, and Envizzo.
- Traditional hospitality companies such as Hilton and Marriott Channel partners.
- Online companies such as Gilt, Zola, and Eporta Commercial and shared offices.

Supply Chain
We have supply chain in place in North America, South America and Europe allowing us to import and export art cross border without the hassle of logistics or cross border taxation.

Intellectual Property
We have developed our website. We do not own any trademarks or patents.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of United State, including federal, state and local governmental authorities, as well as laws and regulations of Brazil, European Union and its members countries. These laws and regulations are subject to change.

Litigation
The Company is not currently engaged in and is unaware of any threatened litigation.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised*	Amount if Maximum Raised*
Intermediary Fees	6.00%	$1,500.00	6.00%	$64,200.00
Salaries to the Company's officers	17.00%	$4,250.00	33.00%	$353,100.00
Building the Alphaainc.com platform and the alpha.io blockchain certification platform	9.00%	$2,250.00	9.00%	$96,300.00
Estimated Attorney Fees	6.00%	$1,500.00	2.00%	$21,400.00
Estimated Accountant/Auditor Fees	6.00%	$1,500.00	0.50%	$5,350.00
General Marketing	36.00%	$9,000.00	36.00%	$385,200.00
General Working Capital	20.00%	$5,000.00	13.50%	$144,450.00
Total	**100.00%**	**$25,000.00**	**100.00%**	**$1,070,000**

*The numbers are rounded to the nearest decimal and are approximations.

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Manuela Seve	Founder, CEO and Director	Alpha'a, Founder, CEO, Director, Chairman of the Board and President (Apr 2016 – Present). Responsible for business development, financial planning, strategic modeling and fundraising.	• Ibmec Business School/ IBMEC; BA, Economics; 2011 • British School of Rio de Janeiro; Diploma, IB Diploma, Arts, English A1 & Portuguese A2; 2005

| Renata Thome | Founder, COO and Director | Alpha'a, Founder, COO, Director, Treasurer and Secretary (Jan 2015 – Present). Responsible for Artist acquisition, Social media strategy, Head of product development, human resources.

Renata Thomé Art Consulting, Founder and CEO (Jun 2014 – Present). Responsible for business strategy, business development and financial planning. | • Christie's Education; Master's degree, Modern and Contemporary Art and Market; 2013
• General Assembly; Business Fundamentals; 2015
• American University of Paris; Bachelor of Arts, global communications, 2011 |
| Haroldo Tinoco | CTO | Alpha'a, CTO (Apr 2015 – Present). Responsible for overseeing the development team, executing and delegating the product roadmap.

Clorent, CTO (Dec 2017 – Present). Responsible for overseeing Clorent's .

UpGlobal - Inteligência Digital, Owner (Apr 2006 – Present). | • FAAP - Fundação Armando Alvares Penteado; Bachelor, Business Administration, Finance, Marketing, Project Managing; 2004 |

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently does not have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has no debt outstanding.

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	1,160,250.00
Voting Rights	1 vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*Not assuming the SAFEs' conversion.

Type of security	SAFEs
Amount outstanding/Face Value	$250,000.00*
Voting Rights	None
Anti-Dilution Rights	None
Other material terms	1. SAFE dated Feb. 13, 2019, $50,000.00, valuation cap $4,000,000.00, 15% discount; 2. SAFE dated Apr. 10, 2019, $50,000.00, valuation cap $4,000,000.00, 15% discount; 3. SAFE dated Apr. 3, 2019, $50,000.00, valuation cap $4,000,000.00, 15% discount; 4. SAFE dated May 14, 2019, $50,000.00, valuation cap $4,000,000.00, 15% discount; and 5. SAFE dated July 16, 2019, $50,000.00, valuation cap $4,500,000.00, 15% discount.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when they convert
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6%*

* On Aug. 23, 2019, the Company executed a term sheet with MetaProp (the "**Term Sheet**"). The Term Sheet provides that the parties intend to execute a SAFE with valuation cap $4,750,000.00 and 20% discount in consideration for $75,000.00.

** The percentage is approximate and based on the price per share calculated by dividing the applicable valuation cap by the number of currently issued and outstanding shares (1,160,250).

Ownership
A majority of the Company is owned by Manuela Seve and Renata Thome.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, and without taking into consideration the SAFEs' conversion, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Manuela Seve	440,000 shares of Common Stock	37.92%
Renata Thome	360,000 shares of Common Stock	31.03%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Alpha'a, Inc. (**"the Company"**) was incorporated on February 16, 2016 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company produces and frames licensed artwork from artists.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of the date of this Form C, the Company has $90,000 on hand. The Company has no other cash equivalents.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. Other than the proceeds from this Offering and other offerings, the Company has sales revenue as the main source of its capital.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company, the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$150,000.00	150,000.00 shares of Common Stock	General Working Capital	August 5, 2018	Rule 506(b) under Regulation D
Common Stock	$200,000.00	55,250.00 shares of Common Stock	General Working Capital	May 31, 2016	Rule 506(b) under Regulation D
SAFE	$250,000.00	5 SAFEs	General Working Capital	Feb. 13, 2019	Rule 506(b) under Regulation D

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of The Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by March 13, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a "at the Company's discretion".

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two-times the Target Amount is reached prior to March 13, 2020, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). The Purchasers who committed on or before such notice will have until the 48 hours before the new Offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before March 13, 2020.

The Company may only conduct another close before March 13, 2020 if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before March 13, 2020.

The Company has agreed to return all funds to the Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 1,400,000.00 shares of common stock, par value $0.0001 per share, of which 1,160,250.00 shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

EXHIBIT D

Offering Page found on Intermediary's Portal.



Company Name	Alpha'a
Logo	
Headline	Crowdsourced purpose driven art
Cover photo	



**Hero
Image**



Tags

**Pitch
text**

Summary

- Over 120% revenue growth YTD
- Working across 3 continents
- World's biggest inventory free virtual gallery
- 1,100 pieces of art sold in the past 2 years
- 7K+ artists, 25K+ active users
- $6B total addressable market
- Major clients include Zola, Gilt, Hilton and others

Problem

Filling walls within style, budget and today's schedule is a huge challenge, especially for large scale projects

Traditional gallery model is a limited and expensive source of artwork. Designers and architects can't sacrifice the integrity of their projects using stock imagery or posters, which can look cheap and unfinished. However, the current process for purchasing artwork is expensive and inefficient - the visual art furnishing market still operates in a localized, segmented structure, and the end products don't always reflect the owners' or occupiers' tastes. Furthermore, authenticity and certification have always been an issue in the visual arts collectables market.



Solution

Customizable, gallery-quality art with one click

The Alpha'a platform offers the quality of a gallery and the high-speed of the web, in addition to customization options and accessible pricing. With cloud based inventory, and works produced on demand, we rely on a network of suppliers across three continents that allows us to import and export art across international borders.


mental health
art has a proven effect on the mental health of individuals
community bonds
art brings people together and creates higher engagement
lower vacancy
buildings with strong art programs have higher occupancy
higher roic
buildings with strong art programs drive higher pricing

We bring in talent through crowd curation and special projects (social/environmental, independent curatorial partnerships), and users/collectors get a say in what they want. Our process allows clients to stay under budget and fill walls without sacrificing quality or value. In addition, our blockchain integration tracks ownership and transactional history on the full chain of custody of a piece of artwork.

Product

Alpha'a licenses artwork from artists all over the world

We ship limited edition prints, certified through smart contracts. We're an enterprise platform providing our logistical network and standardized quality and finishes to large scale projects.



Alpha'a's platform uses image recognition to suggest artwork according to the clients' requirements, and creates digital portfolios where our clients can track the value of their physical, original works and limited edition collections. Since we price based on scarcity, an affordable purchase can become a long term investment in an existing or rising artistic star.

We are inventory free, making us the largest art gallery in the world while holding no art. We have supply chain across North America, South America and Europe allows us to import and export art cross border without the hassle of logistics or cross border taxation.



Voting

We allow our audience to take curation into their own hands.

We encourage you to vote on artwork through the Vote section and participate in the curation of artwork that will become available for purchase.

Shop

We make artwork by independent artists accessible for purchase. After voting, selected artwork is then available for purchase in limited editions. A Certificate of Authenticity comes with every purchase.

Collections

We want to help you find artwork you love. We encourage you to build **collections** that serve as wishlists. Save artwork you like in your collection by clicking ⊕. Create multiple customizable collections.

We have the unique capacity to roll out projects throughout the whole real estate and prop tech industry. This improves not only the design process but how people live and work - using artwork to build environments has proven to improve the well being of individuals.

We allow our clients to discover and collect in a faster and easier way but also keep track and trade their collections through our certification platform, alphaa.io.

Traction

Connecting 7K+ artists to over 25K users

Since launch, Alpha'a has seen tangible growth and positive reactions. Over 1100 pieces of art have been sold on Alpha'a since inception (with an average purchase value of $240). We now have 7K+ artists and 25K+ users on our platform, and our revenue growth has averaged 30% over the past 6 months. We'e also joined Metaprop, and have channel partnerships in place with companies such as Gilt, Zola and Envizzo. We are working on our first major hospitality project with a major international brand.


lead
qualified
won
HAVENLY
RH
roomrs.
EvensonBest
Marriott
HOST
west elm
JLL
KICKSTARTER
COMPASS
THE WING
HUNDRED
Selina
SONDER
Hilton
livly
SPACIOUS
AvalonBay
fuigo
HOMEPOLISH
WATERTON
GILT
airbnb
CASAONE
ZOLA
ENVIZZO
eporta.
THE YARD

Featured in:



Customers

Empowering artists and curators

Our target customer is looking to furnish large spaces with interesting independent art that promotes their values. We primarily serve major hotel and hospitality companies, as well as larger independent co-working or residential spaces.



264 Million
Sq. Ft. of New Hotel Space in US
27 Million
Sq. Ft. of Coworking Space in US
307 Billion
Sq. Ft. of Residential Space in US
Sr. Interior Designer
Equity Residential (high rises)
Head of Design
For major Hotel group
Interior Design
Vista Condos
Designer,
Coworking Space


"Shopping for art online makes the process of collecting swift and easy, as you can select works which are exactly on the color pallet and medium my clients require, as well as respecting his or her budget."

Business Model

An online marketplace for the art world


Artists
Alpha'a licenses artwork from artists all over the world, working with local communities to create stronger bonds and engagement
Supply Chain
We have supply chain across North America, South America and Europe allowing us to import and export art cross border without the hassle of logistics or cross border taxation
Curation
Alpha'a's platform uses AI to suggest artwork according to the clients' requirements, and creates digital portfolios where our clients can track the value of their collections
Certification
We allow our clients to discover and collect in a faster and easier way but also keep track and trade their collections through our certification platform, alphaa.io.

Alpha'a sells limited edition prints to companies, our unit economics are as follows:

- 80% gross margins (after paying for printing and framing costs)
- 45% adjusted gross margins (after paying artists and curators)
- Our average purchase order is $1500, equivalent to around 10 prints
- Our return purchase ratio is over 50%.

Market

Tapping into a $6B niche addressable market

When considering the mass scope of the art market, the hospitality market is grossly underserved, despite the high potential it has to promote art. By focusing on hospitality and large-scale projects, Alpha'a has targeted a market worth approximately $6B. This is massive shadow market. For example, hotels in the US make up 264 M Sq ft. of space, co-working spaces have over 27 M sq ft of space, and world's best high rises class-A addresses and large scale projects have a total of 307 B sq ft of space. There is ample opportunity to serve t



Competition

The only crowdsourced art marketplace for large scale projects

Alpha'a is the only platform offering artwork at accessible prices to anyone looking to furnish a space. While companies like Kalisher provide art to large spaces, they commission art from a select group of artists, where we crowdsource the art directly from a diverse open marketplace of artists. This offers a wider selection to our buyers and also gives more artists the opportunity to showcase and sell their work.



How we're different from our competitors:

1. **Price point**: Alpha'a believes great art can be affordable and appeals to the business clientele

2. **Curation**: We use crowd curation, social and environmental causes, and special projects with independent curators to bring in our talent.

3. **Customization**: Since we produce everything on demand, all our works are available in custom sizes and finishes

4. **Global supply chain**: allowing us to import and export art cross border

5. **Inventory**: we hold none

6. **QR codes** in client spaces provide a path from B2B to B2B2C

7. **Blockchain** link for works allows ease of trade

Vision

Driving the art market forward

By meeting our investment goal, we plan to expand our production line and connect more artists with curators on a global scale. We aim to become the biggest art collective in the world while physically holding no art, and dream of making art available to everyone. In a business that's all about talent, funds will also be used to attain more undiscovered great artists, giving them a global platform to enhance their image and promote their work.



Investors

Over $600K raised to date

Alpha'a has raised over $600K to date from prominent investors, including but not limited to:

ADVISERS:









Fritz Dietl
Dietl International

Eoin Harrington
Restoration Hardware

Philip Russo
Metaprop

Samara Hernandez
Chingona Ventures

INVESTORS:









Founders



Our team has the perfect combination of market savy know how and outside critical perspective.

Manuela Seve, Co-founder and CEO

Seve initiated her carreer in finance (Fundamental Equity analysis at Gavea Investments) and has always been involved in the Latin American art scene through her family, the Seve family is one of the most traditional players in Brazilian modern art. Her experiences in the startup space include the founding of Geração Alpha, alongside other enterprises.

Renata Thomé, Co-founder and CCO

Thomé has access to collectors, artists, dealers and many other art professionals. Her past experiences include major galleries, and auction houses (David Zwirner & Christies) alongside the development of built to suit projects for the art Start Up Paddle 8

Haroldo Tinoco, Co-founder and CTO

Haroldo is an experienced Full-stack developer, he has experience as head developer for huge projects, for example: The Voice and Big Brother mobile applications.

- Manages team of 4 developers out of Brazil

Team

	Manuela Seve	Founder
	Renara Thome	Co-founder and CCO

Perks

$500	1 Free unframed limited edition artwork Investor Shout out on Instagram and Facebook
$1,000	Your choice of framed limited edition medium Alpha'a print Investor Shout Out on Linkedin, Facebook and Instagram
$2,500	3 Large Alpha'a framed prints and a free design consultation with our team of curators Investor Shout Out on Linkedin, Facebook and Instagram
$5,000	3 Large Alpha'a framed prints and a free design consultation with our team of curators Investor Shout Out on Linkedin, Facebook and Instagram Quarterly Investor emails
$25,000	3 Large Alpha'a framed prints and a free design consultation with our team of curators Investor Shout Out on Linkedin, Facebook and Instagram Quarterly investor emails In person meeting with Alpha'a co-founders Manuela and Renata
$50,000	$25,000 Crowd SAFE 3 Large Alpha'a framed prints and a free design consultation with our team of curators Investor Shout Out on Linkedin, Facebook and Instagram Quarterly investor emails In person meeting with Alpha'a co-founders Manuela and Renata Alpha'a event at the space of your choosing

FAQ

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ALPHA'A, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Alpha'a, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $8,000,000.00.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series

Crowd SAFE – Corporation – Cap

of such Capital Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"); or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Common Stock or Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Major Investor** shall have the meaning prescribed in Section 6(j).

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then only such term(s) or provision(s) will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000.00 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(k)   The Company shall provide the Major Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities**). The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ALPHA'A, INC.

By:
Name: Manuela Seve
Title: Chief Executive Officer
Address: 157 Columbus Avenue, New York, NY 10023
Email: manuela@alphaainc.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between Alpha'a, Inc., a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a. The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

    b.   The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4.   **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5.   **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6.   **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7.   **Assignment**.

    a.   In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

    b.   The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8.   **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then only such term(s) or provision(s) will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	INTERMEDIARY:
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT F
Video Transcript

Voice over

Every year millions of people struggle to transform their homes, decorate their offices and building hotels What all of these properties have in common are designers trying to enhance projects with artwork, which is the last thing to come in and can really make or break a project.

Unfortunately, current solutions for purchasing artwork are either expensive or limited,

_____

Manuela IN-PERSON, SPEAKING TO CAMERA

Hi I'm Manuela the CEO and Co-founder of Alpha'a we're a b2b marketplace connecting companies to visual arts. Our mission is to revolutionize the process of art consumption.

We license artwork from artists all around the world and dropship limited edition prints that are digitally certified, **offering the quality of a gallery, with the speed of online, high customization and accessible pricing**

We believe that great art can be accessible and since we have supply chain in place in North America, South America and Europe. This allows us to import and export art across borders, without the hassle of logistics or inter continental taxation.

Renata voice over

Since inception we've worked with over 7k artists worldwide we've sold over 1100 pieces of art, working with clients such as: Hilton, Gilt, Zola and created Projects championing social and environmental causes: such as forest conservation and female empowerment

Manuela on camera

And this is only the beginning.Alpha'a has a unique opportunity to explore all ranges of the real estate and prop tech industry, from hotels with over 264m sq ft of space in the US alone, to co-working spaces with over 27m square feet of space, to the worlds best high rises, class a addresses with a combined total of 307 billion square feet of space

We've surrounded ourselves with amazing advisors such as: Zach Aarons the founder of Metaprop, and Fritz Dietl from Dietl international.

Your investment will allow us to invest in technology and build the team in order to take on more projects It will also allow us to build our ai empowered collections feature and build the sales team, this way allowing us to focus on more strategic areas of the business

They say the quickest way to make one billion dollars is by helping 1 billion people and this is a 15 billion dollar opportunity, so join the Alpha'a family and be a part of the art revolution